UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/Melanie Carpenter
gisela.escobar@lan.com	lan@i-advize.com
Juan José Irarrázaval – Investor Relations Analyst	i-advize Corporate Communications, Inc.
juanjose.irarrazavalg@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-3944/8775

LAN AIRLINES REPORTS NET INCOME OF US$51.5 MILLION FOR 3Q06

Santiago, Chile, October 26, 2006 – LAN Airlines S.A. (NYSE: LFL), one of Latin America’s leading passenger and cargo airlines, reported today its consolidated financial results for the third quarter and nine-month period ended September 30, 2006. “LAN” or “the Company” makes reference to the consolidated entity, which includes several passenger and cargo airlines in Latin America. All figures were prepared in accordance with generally accepted accounting principles in Chile and are expressed in U.S dollars.

HIGHLIGHTS

•	LAN reported net income of US$51.5 million for the third quarter of 2006 (3Q06), compared to net income of US$23.8 million in 3Q05.

•

The Company reported operating income of US$70.5 million, increasing operating margins by 7.6 percentage points to 9.3%. This resulted from 22.6% revenue growth, which outpaced a 13.0% increase in operating costs. These strong operating results are despite US$21.8 million in higher fuel costs during the quarter.

•

Total revenues for the quarter reached US$762.3 million due to a 29.0% increase in passenger revenues and a 14.5% rise in cargo revenues. Passenger and cargo revenues accounted for 62% and 32% of total revenues, respectively.

•

During the quarter, LAN incorporated eight new Airbus 319 into its fleet, as well as one new Boeing 767-300ER passenger aircraft, which features LAN’s new Premium Business and Economy classes. These aircraft will be followed by one additional new Boeing 767-300ER and one new Boeing 767-300F freighter, both to be delivered during 4Q06.

•

On August 15, LAN Argentina began international operations offering three weekly frequencies on the Buenos Aires-Miami route. This became a daily flight as of October 10, 2006. By year end 2006, LAN Argentina plans to launch its second international route, Buenos Aires – Sao Paulo, with 13 weekly frequencies.

•

During the third quarter, LAN announced its new commission structure which will become effective January 1, 2007. It involves a 1% commission to be paid to travel agencies in Chile for economy class sales. The current 6% commission will be maintained for Business and First Class sales.

•

During 3Q06, LAN advanced in the implementation of its new business model for short-haul operations. This new model seeks to increase efficiency in domestic and regional operations, and is expected to be fully implemented by year end 2007.

Management Comments on 3Q06 Results

LAN reported net income of $51.5 million for the third quarter of 2006. This result reflects a strong operating performance, with significant margin improvements resulting mainly from higher revenues per ATK in both the passenger and cargo businesses. While total revenues increased 22.6% in the quarter, operating margin improved 7.6 points to 9.3%. This represents a major accomplishment for the Company as revenue growth surpassed the 7.5% expansion in operations, as measured in system ATKs. The Company is also advancing in initiatives to control cost per ATK.

Passenger revenues grew 29.0% due to an 11.9% expansion in capacity and a 15.3% improvement in revenues per ASK. The latter resulted from a 17.0% improvement in yield while load-factors decreased 1.1 points during the quarter. During the third quarter, the Company managed capacity to respond to demand growth and market opportunities. As a consequence, capacity grew on routes to Europe, the South Pacific and within South America, while it decreased on segments to the Caribbean and the United States. Capacity also grew in the Chilean and Peruvian domestic markets, and especially in the Argentine domestic market given a low comparison base, as these operations began in June 2005. Load-factors were impacted mainly by higher yields, which rose principally due to improved segmentation and the usage of fuel cost pass-through mechanisms.

Cargo revenues rose 14.5% as capacity rose 3.0% and unit cargo revenues increased 11.2%. Higher revenues per ATK resulted from a 6.3% improvement in yield, as well as a 2.9 points rise in load factors. Conditions in the cargo business remain challenging given the imbalance caused by weak exports and strong imports into Latin America. In response to these conditions, LAN has adjusted its aircraft rotations in order to support northbound flights with stop-overs in various export markets. Additionally, the Company is reducing its ACMI leases of dedicated freighters and increasing the usage of its own fleet of Boeing 767 freighters, leveraging their low operating costs and their ability to adequately serve key destinations. Yield rose due to careful route selection, fuel-cost pass through mechanisms and fare increases, mainly on southbound routes.

Operating expenses rose 13.0% compared to third quarter of 2005 as capacity increased 7.5%. This led to a 6.7% rise in total cost per ATK (which include net financial expenses). Excluding the impact of higher fuel prices, which generated US$21.8 million in additional costs for the quarter, unit costs rose 3.3%. Ex-fuel, unit costs rose due to increased headcount, higher airport fees, and higher fleet related expenses resulting from a larger fleet. These factors were partially offset by lower commercial costs and changes in the on-board service process.

The Company recorded a US$10.9 million non-operating loss in the third quarter of 2006 compared to a US$17.8 million gain in 3Q05. This was mainly the result of lower fuel hedging gains, which decreased by US$15.3 million to US$6.4 million in 3Q06, while foreign exchange gains moved from a US$2.6 million profit in 3Q05 to a US$0.8 million loss in 3Q06.

LAN continues to maintain a solid financial position, with ample liquidity and a sound financing structure. By the end of the quarter LAN had US$248 million in cash, cash equivalents and committed credit lines. Additionally, the Company’s long-term debt only finances aircraft, has 12 to 18-year repayment profiles and features very competitive interest rates.

LAN incorporated eight new Airbus 319 into its fleet during 3Q06, four of them during the month of August and four in September, destined for the domestic operations of Lan Peru. Regarding its long-haul fleet, in July LAN incorporated a new Boeing 767-300ER, featuring its recently-launched Premium Business Class and upgraded Economy Class. This was the third Boeing 767-300ER delivery of 2006 and will be followed by a fourth aircraft in November, as well as a Boeing 767-300F freighter to be delivered in October.

Consistent positive results and a solid balance sheet have enabled LAN to continue advancing on a number of long-term initiatives. These plans, which encompass all levels and business units, are aimed at improving LAN’s long-term strategic position by enabling the Company to address opportunities, strengthen its market position and raise competitiveness.

Recent Events

New Business Model for Domestic/Regional Operations

The Company has recently embarked on an important project to redesign its domestic and regional business model. This project seeks to increase efficiency and improve the margins of LAN’s short haul operations, including domestic operations in Chile, Argentina and Peru, as well as regional narrow-body aircraft operations. A key objective of this project is to increase utilization of the Company’s narrow-body fleet to a target of approximately 12 block hours day per aircraft. This will be achieved through modified itineraries including more point-to-point and overnight flights, as well as through the phasing out of the existing Boeing 737-200 fleet in favor of the new Airbus 320-family aircraft during 2007. The new fleet will allow for lower unscheduled maintenance costs as well as cost efficiencies achieved through commonality of the fleet and operational efficiencies (i.e. fuel consumption).

Other key elements of LAN’s new business model will be the reduction in sales and distribution costs through higher Internet penetration and reduced agency commissions, a faster turn around time, and increased self-check through web check-in and kiosks at airports. These, together with simplifications in back-office and support functions, will allow the expansion in operations to occur without a corresponding increase in fixed costs, spurring an estimated 30% reduction in overhead costs per ASK by year end 2008. LAN plans to pass on these operating efficiencies to consumers through fare reductions, which are expected to have a strong impact on new demand stimulation.

Update on Lan Argentina

LAN Argentina has advanced on a number of key projects aimed at strengthening its operations. During the quarter, the airline advanced in the replacement of its Boeing 737-200s fleet in favor of Airbus 320s, improving LAN Argentina’s customer appeal, raising reliability standards and enhancing efficiency. On August 15, Lan Argentina began its international operations with 3 weekly frequencies on the Buenos Aires-Miami route; this became a daily flight as of October 10. Lan Argentina plans to launch its second international destination by year end 2006, consisting of 13 weekly frequencies on the Buenos Aires-Sao Paulo route. Future domestic and international destinations will be evaluated, especially in light of the rights recently awarded to Lan Argentina to operate 35 new domestic and international destinations. Regarding domestic operations, on August 4, 2006, the Argentine government approved a decree allowing for a 20% increase in domestic fares. We expect the benefits of these recent positive events for Lan Argentina to be reflected in the future results of the Company.

Outlook

The actions mentioned above are part of a broad set of initiatives aimed at reinforcing LAN’s future performance. The Company’s strong third quarter operating performance provides a solid base for long-term growth and profitability. As a consequence, LAN is in a position to plan for capacity expansion in response to growth opportunities, while leveraging opportunities to improve its cost performance. Combined, these elements will enable LAN to consolidate its position as Latin America’s leading international carrier.

LAN is embarked on a very significant fleet expansion program, which contemplates the incorporation of 48 passenger and cargo aircraft between 2006 and 2008. In the first nine months of 2006, the Company has already incorporated 11 new passenger aircraft into its fleet. In addition to additional aircraft, ASK growth will be enhanced as a result of increased aircraft utilization as well as to a lesser extent the densification of its current fleet. Overall, LAN expects passenger ASK growth to be between 10-12% in 2006 and between 23-25% in 2007. Growth in the cargo business over the next two years will result from the delivery of 2 new freighters, as well as from capacity in the bellies of the new passenger aircraft. As a result, we estimate cargo ATK growth of 7-9% in 2006 and 3-5% in 2007.

Consolidated Third Quarter Results

Net income for the third quarter of 2006 amounted to US$51.5 million compared to US$23.8 million for the same period of 2005. Net margin increased 3.0 points from 3.8% in 2005 to 6.8% in 2006.

Operating income amounted to US$70.5 million compared to US$10.0 million in 2005. Operating margin for the quarter increased 7.6 points to 9.3%.

Total operating revenues amounted to US$762.3 million, a 22.6% increase compared to the third quarter of 2005. This reflected a:

•	29.0% increase in passenger revenues to US$476.2 million,
•	14.5% increase in cargo revenues to US$247.4 million, and a
•	5.3% increase in other revenues to US$38.7 million.

Passenger and cargo revenues accounted for 62% and 32% of total revenues for the third quarter, respectively.

Passenger revenues grew driven by a 10.2% increase in traffic and a 17.0% increase in yields. Load factors decreased 1.1 points to 75.7% as an 11.9% capacity increase outpaced traffic growth. Overall, revenues per ASK increased 15.3%. Traffic grew as a 1.8% decrease in Chilean domestic traffic was offset by a 12.0% increase in international traffic (including domestic operations in Peru and Argentina). International traffic accounted for 89% of total passenger traffic during the quarter. Yields grew mainly due to fuel cost pass-through initiatives and improved segmentation.

Cargo revenues grew driven by a 7.8% increase in cargo traffic and a 6.3% increase in yields. Yields rose primarily due to higher southbound rates as well as cost-based rate increases. Traffic growth outpaced a 3.0% increase in capacity and resulted in a 2.9 point increase in cargo load factors to 66.9%. As a consequence, revenues per ATK rose 11.2%.

Other revenues increased 5.3% as increased on-board sales and aircraft leasing revenues were offset by lower handling and courier revenues.

Total operating expenses increased 13.0% during the quarter as capacity, measured in system ATKs, increased 7.5%. As a consequence, unit (ATK) costs increased 6.7%. Excluding the impact of higher fuel prices, unit costs increased 3.3%. Changes in operating expenses were driven by:

•	Wages and benefits increased 11.8% mainly due to increased headcount as well as to a slight appreciation of local currencies in relation to the US dollar.
•	Fuel costs increased 20.4% due to a 12.0% increase in prices and a 7.5% increase in consumption.
•	Commissions to agents rose 6.3% driven primarily by a 23.6% increase in traffic (passenger and cargo) revenues. As a percentage of traffic revenues, commissions decreased from 15.2% to 13.1%.
•

Depreciation and amortization increased 56.1% mainly due to the incorporation of 14 new aircraft (three Boeing 767-300ER, one Boeing 767-300F and ten Airbus 319), and to the reclassification of certain expenses due to the change in maintenance accounting policies in January 2006. This was partially offset by two Boeing 737-200 passenger aircraft being phased out of the fleet.

•

Other rental and landing fees increased 13.3% as a result of the impact of increased operations on landing and ground-handling fees, as well as increases in fees in the United States, Ecuador and Brazil, compounded by higher insurance expenses due to a larger fleet. These effects were mitigated by lower ACMI leases in the cargo business.

•

Passenger service expenses decreased 8.4%, as the 8.8% increase in the number of passengers transported was offset by changes in the on-board service process on certain domestic operations, as well as by the renegotiation of certain catering services.

•

Aircraft rentals increased 9.4% mainly due to an increase in leased aircraft as compared to 3Q05. Specifically, the Company added five Boeing 737-200s, one Boeing 767-300ER and one additional Airbus 320 passenger aircraft.

•

Maintenance expenses decreased 6.2% as increased costs due to capacity growth were compensated by efficiency gains related to fleet renewal programs, and the reclassification of certain expenses due to the change in maintenance accounting policies in January 2006.

•

Other operating expenses grew 8.7% due to increased operations, which resulted in increased sales costs and costs related to the Company’s frequent flyer program LanPass, as well as due to higher marketing expenses.

Non-operating results for the third quarter of 2006 amounted to a US$10.9 million loss compared to a US$17.8 million gain in 2005. While interest income decreased 54.4% due to lower average cash balances, interest expense increased 59.3% due to the increase in average long-term debt. In the miscellaneous-net item, the Company recorded a US$3.5 million gain compared to a US$24.4 million gain in 2005. In 2006 this included a US$6.4 million fuel hedging gain (compared to a US$21.7 million gain in 2005) as well as a US$0.8 million foreign-exchange loss (compared to a US$2.6 million gain in 2005).

Consolidated First Nine-Month Results

Net income for the first nine months of 2006 amounted to US$147.7 million compared to US$96.7 million for the same period of 2005. Net margin increased 1.4 points from 5.4% in 2005 to 6.8% in 2006.

Operating income for the first nine months of 2006 was US$164.6 million compared to US$82.4 million in 2005. Operating margin for this nine month period increased 3.0 points to 7.6%.

Total operating revenues amounted to US$2.2 billion, a 21.1% increase compared with the first nine months of 2005. This reflected a:

•	23.4% increase in passenger revenues to US$1.3 billion,
•	18.4% increase in cargo revenues to US$770.2 million, and a
•	15.2% increase in other revenues to US$111.1 million.

Passenger and cargo revenues accounted for 60% and 35% of total revenues for the first nine months of 2006, respectively.

Passenger revenues grew driven by a 7.0% increase in traffic and a 15.3% increase in yields. Load factors decreased 1.1 point to 73.0% as an 8.6% capacity increase outpaced traffic growth. Overall, revenues per ASK increased 13.6%. Traffic grew as a 0.1% decrease in Chilean domestic traffic was offset by an 8.2% increase in international traffic (including domestic operations in Peru and Argentina). International traffic accounted for 87% of total passenger traffic during the first nine months of 2006. Yields grew mainly due to fuel cost pass-through initiatives and improved segmentation.

Cargo revenues grew due to an 8.1% increase in traffic and a 9.4% improvement in yields, measured in RTKs. Yields rose primarily due to improvements in southbound rates and cost driven rate increases. Growth in cargo traffic outpaced a 6.9% increase in capacity, resulting in a 0.7 point increase in cargo load factors to 66.0%. As a consequence, revenues per ATK rose 10.7%.

Other revenues grew 15.2% as higher revenues from on-board sales, handling activities, aircraft leasing revenues and courier operations were partially offset by lower third party maintenance revenues.

Total operating expenses increased 17.4% in the first nine months of 2006 compared to 2005, as capacity, measured in system ATKs, increased 7.3%. As a consequence, unit (ATK) costs increased 10.4%. Excluding the impact of higher fuel prices, unit costs increased 4.9%. Changes in operating expenses were driven by:

•	Wages and benefits increased 19.1% mainly due to increases in headcount and a stronger Chilean peso.
•	Fuel costs increased 27.8% due to a 20.2% increase in prices and a 6.4% increase in consumption.
•

Commissions to agents rose 17.7% driven primarily by a 21.5% increase in traffic (passenger and cargo) revenues. As a percentage of traffic revenues, commissions decreased from 15.0% to 14.5% in 2006 as lower average passenger commissions offset higher cargo commissions.

•

Depreciation and amortization increased 52.9% mainly due to the incorporation of 14 new aircraft (three Boeing 767-300ER, one Boeing 767-300F and ten Airbus 319), and to the reclassification of certain expenses due to the change in maintenance accounting policies in January 2006. This was partially offset by two Boeing 737-200 passenger aircraft being phased out of the fleet.

•

Other rental and landing fees increased 8.1% as a result of the impact of increased operations on landing fees, handling costs and insurance expenses. These effects were mitigated by lower ACMI leases in the cargo business.

•

Passenger service expenses increased 1.5%, mainly due to the 7.6% increase in the number of passengers transported, offset by changes in the on-board service process on certain domestic operations, as well as by the renegotiation of certain catering services.

•

Aircraft rentals increased 7.5% mainly because of the incorporation of five additional Boeing 737-200s, one additional Boeing 767-300ER and one additional Airbus 320 aircraft into the Company’s leased fleet.

•

Maintenance expenses decreased 10.0% as increased costs due to capacity growth were compensated by efficiency gains related to fleet renewal programs, the renegotiation of maintenance contracts with third parties, and the reclassification of certain expenses due to the change in maintenance accounting policies in January 2006.

•

Other operating expenses grew 13.7% due to increased operations, which resulted in increased sales costs and costs related to the Company’s frequent flyer program LanPass, increases in booking expenses, and higher marketing expenses.

Non-operating results for the first nine-month of 2006 amounted to a US$8.6 million gain compared to a US$32.5 million gain in 2005. While interest income decreased 48.6% due to lower cash balances and lower interest rates, interest expense increased 49.9% due to an increase in average debt. In the miscellaneous-net item, the Company recorded a US$45.4 million gain compared to a US$50.3 million gain in 2005. In 2006 this included a US$13.9 million fuel hedging gain (compared to a US$47.2 million gain in 2005) as well as a US$0.6 million foreign-exchange loss (compared to a US$2.7 million gain in 2005).

******

About LAN

LAN Airlines (“LAN”) is one of the leading airlines in Latin America. The LAN Alliance includes LAN Airlines, LAN Express, LAN Peru, LAN Ecuador, and LAN Argentina. Through its own operations and code-share arrangements, the LAN Alliance serves 15 destinations in Chile, eleven destinations in Peru, nine destinations in Argentina, two in Ecuador, 30 destinations in other Latin American countries, 25 in North America, 13 destinations in Europe, four in the South Pacific and one in Asia. Currently, the LAN Alliance operates 75 passenger aircraft and nine dedicated freighters.

LAN is a member of oneworld (TM), the most international of the global airline alliances. It has bilateral commercial agreements with oneworld partners American Airlines, British Airways, Iberia and Qantas and also with Alaska Airlines, AeroMexico, Mexicana, TAM and Lufthansa Cargo. For more information visit www.lan.com or www.oneworldalliance.com.

******

Note on Forwards Looking Statements

This report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LAN Airlines S.A.
Consolidated Income Statement (in thousands of U.S. Dollars)

	For the Three-Month Period ended				For the Nine-Month Period ended
	September 30				September 30
	2006	2005	% Change		2006	2005	% Change

REVENUES
Passenger	476,198	369,219	29.0%		1,299,148	1,052,934	23.4%
Cargo	247,412	216,004	14.5%		770,158	650,652	18.4%
Other	38,717	36,765	5.3%		111,145	96,450	15.2%

TOTAL OPERATING REVENUES	762,327	621,988	22.6%		2,180,451	1,800,036	21.1%

EXPENSES
Wages and Benefits	(109,331)	(97,784)	11.8%		(320,088)	(268,793)	19.1%
Aircraft Fuel	(203,181)	(168,799)	20.4%		(572,729)	(448,061)	27.8%
Commissions to Agents	(94,520)	(88,937)	6.3%		(300,398)	(255,220)	17.7%
Depreciation and Amortization	(32,365)	(20,737)	56.1%		(90,164)	(58,976)	52.9%
Other Rental and Landing Fees	(82,869)	(73,109)	13.3%		(243,458)	(225,311)	8.1%
Passenger Services	(13,687)	(14,934)	-8.4%		(41,015)	(40,427)	1.5%
Aircraft Rentals	(40,213)	(36,752)	9.4%		(118,590)	(110,266)	7.5%
Aircraft Maintenance	(31,020)	(33,079)	-6.2%		(90,266)	(100,241)	-10.0%
Other Operating Expenses	(84,595)	(77,847)	8.7%		(239,108)	(210,338)	13.7%

TOTAL OPERATING EXPENSES	(691,781)	(611,978)	13.0%		(2,015,816)	(1,717,633)	17.4%

OPERATING INCOME (LOSS)	70,546	10,010	604.8%		164,635	82,403	99.8%

OPERATING MARGIN	9.3%	1.6%	7.6	pp.	7.6%	4.6%	3.0	pp.

OTHER INCOME ( EXPENSE )
Interest Income	1,534	3,366	-54.4%		5,291	10,292	-48.6%
Interest Expenses	(15,884)	(9,971)	59.3%		(42,092)	(28,077)	49.9%
Miscellaneous-Net	3,457	24,366	-85.8%		45,351	50,296	-9.8%

TOTAL	(10,893)	17,761	-161.3%		8,550	32,511	-73.7%

INCOME BEFORE MINORITY INTEREST	59,653	27,771	114.8%		173,185	114,914	50.7%
Minority Interest	1,342	755	77.7%		2,913	1,233	136.3%

INCOME (LOSS) BEFORE INCOME TAXES	60,995	28,526	113.8%		176,098	116,147	51.6%
Income Taxes	(9,466)	(4,712)	100.9%		(28,446)	(19,425)	46.4%

NET INCOME (LOSS)	51,529	23,814	116.4%		147,652	96,722	52.7%

NET MARGIN	6.8%	3.8%	2.9	pp.	6.8%	5.4%	1.4	pp.
	0	0			0.067781754	0.061886528
NET INCOME (LOSS) EXCLUDING EXTRAORDINARY ITEMS	51,529	23,814	116.4%		119,311	96,722	23.4%

NET MARGIN	6.8%	3.8%	2.9	pp.	5.5%	5.4%	0.1	pp.
	2.4%	4.7%			6.8%	6.2%

Shares Outstanding	318,909,090	318,909,090			318,909,090	318,909,090
Earnings per share	0.16	0.07	116.4%		0.46	0.30	52.7%
Earnings per ADR	0.81	0.37	116.4%		2.31	1.52	52.7%

	For the Three-Month Period ended				For the Nine-Month Period ende
	September 30				September 30
	2006	2005	% Change		2006	2005	% Change

Operating Statistics

System

ATKs (millions)	1,545.5	1,438.1	7.5%		4,610.9	4,297.6	7.3%
ASKs (millions)	6,700.6	5,990.5	11.9%		19,126.3	17,614.9	8.6%
RTKs (millions)	1,062.2	976.1	8.8%		3,121.5	2,900.0	7.6%
RPKs (millions)	5,072.4	4,600.8	10.2%		13,952.4	13,036.7	7.0%
Overall Load Factor (based on ATKs)%	68.7%	67.9%	0.9	pp.	67.7%	67.5%	0.2	pp.
Break-Even Load Factor (based on ATK)%	63.4%	67.5%	-4.1	pp.	63.5%	64.9%	-1.4	pp.
Yield based on RTKs (US Cents)	68.1	60.0	13.6%		66.3	58.7	12.8%
Operating Revenues per ATK (US Cents)	46.8	40.7	15.1%		44.9	39.6	13.2%
Operating Costs per ATK (US Cents)	43.2	40.5	6.7%		42.1	38.1	10.4%
Fuel Gallons Consumed (millions)	89.8	83.6	7.5%		266.5	250.6	6.4%
Average Trip Length (thousands km)	2.180	2.150	1.4%		2.204	2.216	-0.6%

Passenger

ASKs (millions)	6,700.6	5,990.5	11.9%		19,126.3	17,614.9	8.6%
RPKs (millions)	5,072.4	4,600.8	10.2%		13,952.4	13,036.7	7.0%
RTKs (millions)	456.5	414.1	10.2%		1,255.7	1,173.3	7.0%
Passengers Transported (thousands)	2,327.1	2,139.7	8.8%		6,330.5	5,881.8	7.6%
Load Factor (based on ASKs) %	75.7%	76.8%	-1.1	pp.	72.9%	74.0%	-1.1	pp.
Yield (based on RPKs, US Cents)	9.4	8.0	17.0%		9.3	8.1	15.3%
Yield (based on RTKs, US Cents)	104.3	89.2	17.0%		103.5	89.7	15.3%
Revenue/ASK (US cents)	7.1	6.2	15.3%		6.8	6.0	13.6%

Cargo

ATKs (thousands)	906.0	879.3	3.0%		2,827.6	2,644.3	6.9%
RTKs (thousands)	605.7	562.0	7.8%		1,865.8	1,725.2	8.1%
Tons Transported (thousands)	134.4	127.6	5.4%		406.4	385.5	5.4%
Load Factor (based on ATKs) %	66.9%	63.9%	2.9	pp.	66.0%	65.2%	0.7	pp.
Yield based on RTKs (US Cents)	40.8	38.4	6.3%		41.3	37.7	9.4%
Revenue/ATK (US Cents)	27.3	24.6	11.2%		27.2	24.6	10.7%

LAN Airlines S.A.
Fleet Data

Consolidated Fleet
		As of September 30, 2006

	Leased	Owned	Total
Passenger Aircraft
Boeing 737-200	14	8	22
Airbus A319-100	5	10	15
Airbus A320-200	11	4	15
Boeing 767-300	13	6	19
Airbus A340-300	4	0	4

TOTAL	47	28	75

Cargo Aircraft*
Boeing 737-200C	0	1	1
Boeing 767-300F	1	7	8

TOTAL	1	8	9
Total Fleet	48	36	84

*During the third quarter LAN also operated between one and two Boeing 747, one DC-10, one DC-8 and one Airbus 300 cargo aircraft under ACMI lease contracts.

Note: table does not include one Boeing 767-200 leased to AeroMexico.

Future Deliveries*
	2006	2007	2008

Passenger Aircraft
Boeing 737-200	-	-	-
Airbus A318-100	-	10	10
Airbus A319-100	-	-	-
Airbus A320-200	-	2	2
Boeing 767-300ER	1	3	5	**
Airbus A340-300	-	1	2

TOTAL	1	16	14

Cargo Aircraft
Boeing 767-300F	1	-	-

TOTAL	1	-	-

*	Refers only to firm lease or purchase commitments

**	Two of these include option to be converted to Boeing 767-300F freighter

LAN Airlines S.A.
Consolidated Statements of Cash Flows

	For the Three-Month Period ended		For the Nine-Month period ended
	September 30,		September 30,
	2006	2005	2006	2005

Cash Flows From Operating Activities
Collection of trade accounts receivable	745,251	533,235	2,115,516	1,616,027
Interest income	1,290	3,037	4,684	9,896
Income and other interest received	11,646	19,776	22,031	46,995
Payments to suppliers and personnel	(565,788)	(480,983)	(1,767,882)	(1,444,223)
Interest paid	(15,604)	(8,827)	(40,956)	(26,417)
Income tax paid	(5,772)	(336)	(10,141)	(841)
Other expenses paid	(678)	(377)	(7,490)	(1,265)
Value-added tax and similar payments	(9,940)	(8,770)	(28,878)	(26,702)

NET CASH PROVIDED BY OPERATING ACTIVITIES	160,405	56,755	286,884	173,470

Cash Flows From Financing Activities
Proceds from share issuance	1,876	(159)	1,896	2,921
Loans obtained	353,645	95,624	590,233	95,624
Securitization proceeds	(2,816)	(3,254)	(8,951)	(9,599)
Other loans from related companies	-	-	-	-
Dividend payments	(48,063)	(36,527)	(84,906)	(43,520)
Loans repaid	(66,341)	(5,374)	(168,019)	(16,744)
Other	-	(102)	(6)	(1,901)

NET CASH PROVIDED BY FINANCING ACTIVITIES	238,301	50,208	330,247	26,781

Cash Flows From Investing Activities
Acquisitions of property, plant and equipment	(369,853)	(239,101)	(656,841)	(350,253)
Proceeds from sales of property and equipment	1,682	271	7,587	740
Sale of financial instruments and other investments	3,072	8,169	25,373	42,317
Other investments	(1,942)	78	(1,942)	(729)
Investments in financial instruments	-	(3,863)	-	(38,978)
Other	-	(1,769)	-	(3,010)

NET CASH PROVIDED BY INVESTING ACTIVITIES	(367,041)	(236,215)	(625,823)	(349,913)

Net Increase (Decrease) in Cash and Cash Equivalents	31,665	(129,252)	(8,692)	(149,662)

Inflation Efect in Cash and Cash Equivalents	(120)	215	(225)	209

Net Variation in Cash and Cash Equivalents	31,545	(129,037)	(8,917)	(149,453)

Cash and Cash Equivalents at Beginning of the Period	70,809	196,452	111,271	216,868

Cash and Cash Equivalents at End of the Period	102,354	67,415	102,354	67,415

Note: The Company considers all short-term, highly -liquid investment securities with original maturities of three months or less to be cash equivalents for porpuses of the Consolidated Statement of Cash Flows. Securities with original maturities of more than three months are not considerated as cash equivalents, and amounted to US$87.8 million as of December 31, 2004, US$48.0 million as of December 31, 2005, US$91.4 million as of March 31, 2005, US$30.7 million as of March 31, 2006, US$87.9 million as of June 30, 2005, US$26.0 million as of June 30, 2006, US$83.7 million as of September 30, 2005, and US$22.8 million as of September 30, 2006.

LAN Airlines S.A.
Consolidated Balance Sheet (in thousands of US$)
	As of September 30,

	2006	2005

ASSETS

CURRENT ASSETS
Cash	14,360	8,367
Time deposits	23,230	12,438
Marketable securities	87,535	130,540
Accounts and notes receivable -trade and other	345,811	336,442
Accounts and notes receivable from related companies	3,430	10,432
Inventories	46,382	38,441
Prepaid and recoverable taxes	36,990	21,448
Prepaid expenses	16,443	12,074
Deferred income tax assets	9,124	9,316
Other current assets	5,027	31,111

Total current assets	588,332	610,609
PROPERTY AND EQUIPMENT (net)
Aircraft	1,462,889	847,705
Other	257,066	233,493

Total property and equipment	1,719,955	1,081,198
OTHER ASSETS
Investments	3,207	3,184
Goodwill	44,313	40,918
Notes and accounts receivable from related companies	32	140
Long-term accounts receivable	10,645	9,214
Long-term deferred taxes	0	0
Deposits and others	218,909	202,785

Total other assets	277,106	256,241

Total assets	2,585,393	1,948,048

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Bank loans	18,729	6,186
Current portion of long-term loans from financial institutions	79,150	41,576
Current portion of long term leasing obligations	54,258	45,728
Dividends Payable	6	12
Accounts payable	222,849	226,607
Notes and accounts payable to related companies	88	300
Other creditors	0	708
Air traffic liability and others	234,021	156,827
Other current liabilities	105,389	144,188

Total current liabilities	714,490	622,132
LONG-TERM LIABILITIES
Loans from financial institutions	855,601	383,447
Other creditors	523	27,107
Provisions	62,349	119,177
Notes and accounts payable to related companies	0	81
Air traffic liability	22,649	34,415
Deferred taxes	124,023	89,556
Obligations under capital leases	186,181	169,110
Other long-term liabilities	16,808	11,553

Total long-term liabilities	1,268,134	834,446
MINORITY INTEREST	2,310	3,636

SHAREHOLDERS' EQUITY
Common stock	134,303	134,303
Reserves	2,620	2,620
Interim dividends	-48,063	-36,451
Retained earmings	511,599	387,362

Total shareholders´ equity	600,459	487,834

Total liabilities and shareholders´ equity	2,585,393	1,948,048

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2006

Lan Airlines S.A.
/s/ Alejandro de la Fuente Goic Alejandro de la Fuente Goic Chief Financial Officer